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September 4, 2012

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nabi Biopharmaceuticals
Definitive Additional Proxy Soliciting Materials
Filed August 16, 2012 by The Mangrove Partners Fund, L.P., et al.
File No. 001-35285

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated August 29, 2012 from the Staff (the “Comment Letter”) with regard to the Definitive Additional Proxy Soliciting Materials filed with the Commission by The Mangrove Partners Fund, L.P. and certain of its affiliates on August 16, 2012 (the “Definitive Additional Material”).  We have reviewed the Comment Letter with Mangrove Partners and provide the following response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in Mangrove Partners’ definitive proxy statement in opposition to the Transaction and related proposals filed with the Commission on August 10, 2012 (the “Proxy Statement”).  Our responses are numbered to correspond to your comments.

General

1.
The analysis you provided in response to our prior comment 2 does not support your statement that “the majority of the $13.5 million in liquidating costs that are assumed in the $1.87 liquidation value is comprised of severance payments, change of control benefits, and special bonuses to Nabi’s executives.” Accordingly, please provide further factual analysis supporting this statement or confirm that you will refrain from making similar statements in future filings. Furthermore, please provide additional support for your interpretation of the severance agreements with Drs. Kessler and Kalnik. You seem to be stating in your response that these payments will not be payable in a liquidation, given that these persons have now been terminated in connection with a merger transaction, but the operative analysis would appear to be whether those payments would have been payable if a liquidation had been approved instead of a merger transaction. Since this matter appears to be central to your opposition to the transaction, please timely revise your solicitation materials to address this, if the severance agreements provide for these payments in either context.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 4, 2012

We acknowledge the Staff’s comment and provide the following response on a supplemental basis.  While Mangrove Partners believes its estimate that a majority of the liquidating costs is attributable to severance payments, change of control benefits, and special bonuses is reasonable and substantiated by the disclosure provided in Nabi’s Proxy Statement, Mangrove Partners confirms that in all future filings it will clearly designate that the portion of Nabi’s $13.5 million attributable to such payments and benefits is its estimate and will refer to such payments and benefits as constituting a significant portion rather than a majority of Nabi’s estimated $13.5 million in liquidating costs in order to account for the fact that the precise amount of severance payments, change of control benefits, and special bonuses cannot be precisely valued based on publicly available information.

With respect to any severance payments to Drs. Kessler and Kalnik, Mangrove Partners notes that the Definitive Additional Material reads as follows:

“In fact, the majority of the $13.5 million in liquidating costs that are assumed in the $1.87 liquidation value is comprised of severance payments, change of control benefits, and special bonuses to Nabi’s executives.  Mangrove Partners believes some or all of the change of control benefits and special bonuses may be avoided in an orderly liquidation, and that the cash savings can be rightfully returned to Nabi’s stockholders.”  (Emphasis added).

Mangrove Partners has not asserted either in the relevant excerpt above or anywhere else in its Definitive Additional Material that the severance payments to Drs. Kessler and Kalnik are among the costs that can be avoided in a liquidation scenario.  Accordingly, Mangrove Partners believes that no revision of the Definitive Additional Material is necessary in response to the Staff’s comment.

By way of clarification, Mangrove Partners notes that it continues to believe its analysis and conclusion with respect to any severance payable to Drs. Kessler and Kalnik in a liquidation scenario is correct based on publicly available information.  Mangrove Partners is soliciting shareholders to vote down the Transaction which has already been approved by Nabi’s Board.  Accordingly, we believe the appropriate frame of reference for evaluating the liquidation scenario in the context of the Transaction is by assuming the Transaction is voted down by shareholders.  In this context, we do not believe it is relevant what could have happened if Nabi’s Board had not approved the Transaction and Drs. Kessler and Kalnik had not been terminated in connection with the Transaction.  Instead, the relevant analysis is what payments would be due to Drs. Kessler and Kalnik, both of whom were terminated on August 5, 2012, if the shareholders were to vote down the Transaction and thereafter Nabi determined to pursue a liquidation alternative.

September 4, 2012

Notwithstanding its position outlined above, Mangrove Partners confirms that in all future filings it will refrain from asserting that severance payments due to Drs. Kessler and Kalnik pursuant to their respective severance agreements will not be payable in the context of a liquidation scenario.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:	Nathaniel August
Ward Dietrich